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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2004

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                           Form 20-F |X| Form 40-F |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                                 Yes |_| No |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                                 Yes |_| No |X|

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                 Yes |_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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ENDESA
GRUPO ENERSIS
ENDESA, S.A., Endesa Chile's Parent Company, 2004 DJSI Member

February 27, 2004

Mr Alejandro Ferreira Yazigi
Superintendent of Securities and Insurance
Santiago

                              MATERIAL INFORMATION

Dear Sir,

In accordance with Circular 660 of that Superintendency, I wish to inform you of the following material information.

The board of the Company yesterday agreed, in compliance with the dividend policy for the year 2003, to propose to the Regular Shareholders' Meeting of Endesa, to be held on March 26, 2004, the distribution of a final dividend of Ch$ 2.30 (two Chilean pesos and thirty cents) per share. If approved, this will be paid on April 5, 2004.

Yours sincerely,


Hector Lopez Vilaseco
General Manager

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY: /S/ HECTOR LOPEZ VILASECO
                                             -----------------------------------
                                                     Hector Lopez Vilaseco
                                                        General Manager

Dated: February 27, 2004